SUPPL

02034181

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER
[4] [5] [ ] [ ]

CHANGE IN RELATIONSHIP FROM LAST REPORT [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 23/10/02

OR
INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BIRD
GIVEN NAMES: COLIN
NO. & STREET: 1 LARCHWOOD GLADE
CITY: CAMBERLEY, SURREY
PROV: ENGLAND GU15 3UJ POSTAL CODE
APT

BUSINESS TELEPHONE NUMBER: 01144-1277-1661905
BUSINESS FAX NUMBER:

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA   [X] ONTARIO   [ ] QUEBEC   [ ] SASKATCHEWAN
[X] BRITISH COLUMBIA
[ ] MANITOBA   [ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS | | | | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT OR INDIRECT OWNERSHIP (CONTROL OR DIRECTION) | (F) IDENTITY OF THE REGISTERED HOLDER (WHERE THE INSIDER HOLDER OR INDIRECT CONTROL OR DIRECTION IS EXERCISED) |
		DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE OR EXERCISE PRICE	$ US			
Options	425000							425000	[X]	
Warrants	0	01/05/02	53	350000		0		350000	[ ]	
Common	0	07/05/02	16	350000		0.07		350000	[ ]	

BOX 6. REMARKS

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

NAME (BLOCK LETTERS): COLIN BIRD

SIGNATURE: _(signed)_

DATE OF THE REPORT (DAY/MONTH/YEAR): 16/05/02

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under the various provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

09/02-1385

02 MAY 17 AM 10:19